AEM SPA

07020835

RECEIVED

2007 FEB -6 A 10:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SLS/SES/018/2007/MAN/cg

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

January 30, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED

FEB 0 8 2007

THOMSON FINANCIAL

Encl.

AEM SPA

PRESS RELEASE

RESIGNATION OF LUIGI GALASSI
FROM THE BOARD OF AEM S.P.A.

Milan, 30 January 2007 – The Board of Directors of AEM, in its meeting today, took note of the resignation of Luigi Galassi from the Board of Directors of AEM S.p.A., and thus from his position as an "independent" member of the Internal Audit Committee, after his acceptance of recent professional appointments, including foreign appointments.

The Board of Directors will therefore proceed to appoint a replacement, pursuant to the law and the company by-laws.

For further information:
Investor Relations
Tel (39) 027720.3879
ir@aem.it
www.aem.it

END